UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated March 16, 2007

The Benetton Group Board of Directors approves the financial statements for 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 16, 2007

The Benetton Group Board of Directors approves the financial statements for 2006

BENETTON GROUP: CONSOLIDATED REVENUES 1,911 MILLION EURO, UP BY 8.3%, NET INCOME +11.7%

  Dividend of 0.37 euro per share proposed (+8.8% compared to the previous year), coupon detachment date 30th April and payment date 4th May
  Consolidated revenues 1,911 million euro, +8.3% compared with 1,765 in 2005
  EBITDA 276 million euro, 14.4% of revenues (285 million in 2005)
  Income from Operations 180 million euro, 9.4% of revenues (157 million in 2005)
  Net income 125 million euro, +11.7% against 112 million in 2005
  Net financial indebtness 369 million euro compared with 351 million in 2005

Ponzano, 16th March 2007 - The Benetton Group Board of Directors, meeting today, examined and approved the draft annual financial statements and consolidated financial statements(1), which will be submitted for approval of the Shareholders' meeting on 26th April at first call and 27th April at second call.

1)  The consolidated financial statements and the draft annual financial statements are currently being audited and, as of today's date, the audit is not yet complete.

2006 Consolidated Group results

Group net revenues amounted to 1,911 million euro in 2006, having increased by 146 million euro (+8.3%) on the figure of 1,765 million euro reported in 2005.

"Apparel" segment revenues from third parties came to 1,772 million euro, an increase of 143 million euro (+8.8%) on the 2005 comparative figure of 1,629 million euro. This segment benefited from:

  the rise in sales to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections;

  the growth in sales by directly operated stores;

  contributions to revenues of 13 million euro from the new Italian partnership (Milano Report S.p.A.), consolidated as from August 2006, and of some 14 million euro from the Turkish partnership, formed in May 2005.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Exchange differences had a negative impact of 7 million euro on revenues, corresponding to 0.4% of the total, mostly due to fluctuations in the yen and Turkish lira.

Cost of sales increased by 110 million euro in absolute terms to 1,105 million euro, representing 57.8% of revenues compared with 56.4% in 2005.

Consolidated gross operating income reported a margin of 42.2% compared with 43.6% in 2005, particularly affected by the Group's policies for stimulating the network's development and boosting network margins and by a larger number of collections satisfying market demand. The higher costs associated with these measures were partly offset by continued efforts to improve manufacturing efficiency, while seeking to maintain the quality of both service and products.

Selling costs (distribution, transport and sales commissions) amounted to 137 million euro compared with 127 million euro in 2005, representing 7.2% of revenues, staying in line with the prior year.

The consolidated contribution margin rose to 669 million euro from 643 million euro in 2005, while dropping from 36.4% to 35.0% of revenues.

General and operating expenses amounted to 489 million euro, up from 486 million euro in 2005, and accounted for 25.6% of revenues compared with 27.5% the year before; the expansion of the direct channel was the principal cause of this increase, partly offset by the reduction of non-recurring expenses.

Consolidated operating profit was 180 million euro compared with 157 million euro in 2005, reporting an increase from 8.9% to 9.4% of revenues.

Net financial expenses and exchange differences were 2 million euro lower than in 2005, representing 1.1% of revenues, down from 1.3% the year before. The improvement in net financial expenses basically reflects the decrease in average indebtedness over the year.

The tax charge amounted to 31 million euro compared with 20 million euro in 2005, representing a tax rate of 19.7% (15.1% in 2005).

Net income for the year attributable to the Group came to 125 million euro compared with 112 million euro in 2005.

Consolidated income statement. Highlights from the Group's income statements for 2006 and 2005 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the precise figures.

(millions of euro)	2006	%	2005	%	Change	%
Revenues	1,911	100.0	1,765	100.0	146	8.3

Materials and subcontracted work	962	50.3	846	47.9	116	13.6
Payroll and related costs	81	4.2	85	4.8	(4)	(4.1)
Industrial depreciation and amortization	18	1.0	21	1.2	(3)	(14.1)
Other manufacturing costs	44	2.3	43	2.5	1	2.5
Cost of sales	1,105	57.8	995	56.4	110	11.1

Gross operating income	806	42.2	770	43.6	36	4.7

Distribution and transport	63	3.3	56	3.2	7	13.0
Sales commissions	74	3.9	71	4.0	3	4.7

Contribution margin	669	35.0	643	36.4	26	3.9

Payroll and related costs	153	8.0	135	7.7	18	13.6
- of which non-recurring	2	0.1	-	-	2	n.s.
Advertising and promotion (A)	72	3.7	61	3.5	11	17.3
Depreciation and amortization	66	3.5	64	3.6	2	2.9
Other income and expenses	198	10.4	226	12.7	(28)	(12.4)
- of which non-recurring	(3)	(0.2)	48	2.7	(51)	n.s.
General and operating expenses	489	25.6	486	27.5	3	0.6
- of which non-recurring expenses/(income)	(1)	-	48	2.7	(49)	n.s.

Operating profit (B)	180	9.4	157	8.9	23	14.2

Financial income	38	2.0	24	1.4	14	59.4
(Financial expenses)	(56)	(2.9)	(47)	(2.7)	(9)	18.9
Foreign currency hedging gains/(losses)
and exchange differences	(3)	(0.2)	-	-	(3)	n.s.
Income before taxes	159	8.3	134	7.6	25	18.6

Income taxes	31	1.6	20	1.1	11	54.7

Net income/(loss) for the period	128	6.7	114	6.5	14	12.1
attributable to:
- shareholders of the Parent Company	125	6.5	112	6.3	13	11.7
- minority interests	3	0.2	2	0.2	1	36.4

(A) Of which 11 million euro invoiced by holding and related companies in 2006 (10 million euro in 2005).

(B) Operating profit, after non-recurring items, amounts to 179 million euro, corresponding to 9.4% of revenues (205 million euro in 2005, corresponding to 11.6% of revenues).

2006 consolidated balance sheet highlights

Working capital was 65 million euro lower than at December 31, 2005, reflecting the combined effect of:

  a reduction of 37 million euro in net trade receivables due to faster collection and a higher proportion of retail sales;

  an increase of 44 million euro in inventories due to more activity in the retail business as well as differences in the scheduling of shipments and segmentation of collections;

  an increase of 88 million euro in trade payables due to higher volumes and better terms of payment;

  an increase of 16 million euro in other operating receivables/payables.

In addition to the changes in working capital discussed above, the increase of 84 million euro in capital employed also reflects the following movements:

  an increase of 132 million euro in property, plant and equipment and intangible assets due to: 204 million euro in additions, 29 million euro in disposals mainly in the apparel segment, 94 million euro in depreciation, amortization, impairment and writebacks, 44 million euro in allocations in relation to the acquisition of Milano Report S.p.A. with regard to the total excess purchase consideration over net asset value, including goodwill, and 7 million euro in other changes;

  a decrease of 4 million euro in non-current financial assets;

  use and partial release of provisions made in prior years following the early termination of lease agreements and the successful settlement of a dispute.

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31, 2005 are as follows:

(millions of euro)	12.31.2006	12.31.2005	Change
Working capital	623	688	(65)
- Trade receivables	627	664	(37)
- Inventories	331	287	44
- Trade payables	(403)	(315)	(88)
- Other operating receivables/(payables) (A)	68	52	16

Assets held for sale	7	8	(1)
Property, plant and equipment and intangible assets (B)	1,027	895	132
Non-current financial assets (C)	21	25	(4)
Other assets/(liabilities) (D)	32	10	22
Capital employed	1,710	1,626	84

Net financial indebtedness (E)	369	351	18
Total shareholders'equity	1,341	1,275	66

(A) Other operating receivables and payables include VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc.

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the company reorganization carried out in 2003.

(E) Net financial indebtedness includes cash and cash equivalents and all short and medium- term financial assets and liabilities.

Net financial indebtedness

Net financial indebtedness amounted to 369 million euro at the end of 2006, reporting an increase of 18 million euro since December 31, 2005, and is analyzed as follows:

(millions of euro)	12.31.2006	12.31.2005	Change

Cash and banks	181	196	(15)
A Liquid assets	181	196	(15)

B Current financial receivables	40	13	27

Current portion of indebtedness	(500)	-	(500)
Financial payables, bank loans and lease financing	(88)	(54)	(34)
C Current financial indebtedness	(588)	(54)	(534)

D = A+B+C Current net financial indebtedness	(367)	155	(522)

E Non-current financial receivables	3	7	(4)

Bank loans	-	(503)	503
Lease financing	(5)	(10)	5
F Non-current financial indebtedness	(5)	(513)	508

G = E+F Non-current net financial indebtedness	(2)	(506)	504

H = D+G Net financial indebtedness	(369)	(351)	(18)

Most of the balance of 181 million euro reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with 61 million euro relating to checks received from customers at the end of December 2006.

The current portion of medium/long-term indebtedness refers to the syndicated loan of 500 million euro, maturing in July 2007.

The revolving credit facility for 500 million euro, expiring in June 2010, was not drawn down at December 31, 2006.

2006 cash flow statement

Cash flow from operating activities benefited from higher income before taxes, which increased from 134 million euro in 2005 to 159 million euro in 2006.

Cash flow from operating activities before changes in working capital amounted to 258 million euro, reflecting:

  lower impairment losses produced by impairment testing;

  lower provisions, mostly for doubtful accounts and for reorganizing the commercial network;

  greater use of provisions associated with store closures.

Cash flow from changes in working capital amounted to 28 million euro (10 million euro in 2005.

Cash flow from operating activities after changes in working capital amounted to 237 million euro, compared with 285 million euro in 2005.

Cash flow used by investing activities amounted to 216 million euro, having undergone a major increase from 1 million euro in 2005, mainly due to higher operating investments and the purchase of the investment in Milano Report S.p.A. In 2005 investing activities had benefited from 118 million euro in cash flows provided by the sale of securities and monetary funds.

Cash flow used by financing activities includes:

  the payment of dividends declared by the Parent Company and dividends paid to minority shareholders, principally by the subsidiaries Benetton Korea Inc. and Benetton Giyim Sanayi A.S.;

  the change in shareholders' equity, which reflects the effects of the increase in the Parent Company's share capital and additional paid-in capital following the exercise of stock options by certain senior managers and the payment received against future capital increases from minority shareholders in an Italian subsidiary.

Cash flows during 2006 are summarized below together with comparative figures for the last year:

(millions of euro)	2006	2005
Cash flow provided by operating activities	237	285
Cash flow used by investing activities	(216)	(1)	(A)
Free cash flow	21	284

Cash flow used by financing activities:
- dividends paid	(64)	(62)
- change in shareholders'equity	12	2
- net change in sources of finance	15	(290)
- net change in cash and cash equivalents	16	66
Cash flow used by financing activities	(21)	(284)

(A) Includes 118 million euro in proceeds from the sale of financial assets.

2006 investments

Gross investments in the year totaled 204 million euro, mainly relating to:

  acquisitions of properties and activities for commercial use and the modernization and refurbishment of stores for the purposes of expanding the retail network;

  plant, machinery and equipment purchased to boost production efficiency, particularly at the manufacturing companies;

  the construction of a new factory by a subsidiary in Croatia;

  the purchase of store furniture and fittings.

Results of the Parent Company

As from financial year 2006 Benetton Group S.p.A. has started to prepare its individual financial statements under the international accounting and financial reporting standards issued by the International Accounting Standards Board and adopted by the European Union (IFRS). For comparative purposes, the 2005 figures have also been reclassified in accordance with IFRS.

The results of Benetton Group S.p.A., the parent company of the Benetton Group, reflect the receipt of dividends from subsidiaries, its activities to optimize financial management, and revenues from services provided to Group companies.

The key figures reflecting the Company's performance are reported below.

Income statement reclassified by nature of expense

(millions of euro)	2006	2005	Change
Revenues	38	36	2

Other operating income	7	7	-
Consumable materials purchased	(2)	(1)	(1)
Payroll and related costs	(24)	(22)	(2)
Depreciation and amortization	(3)	(4)	1
Other operating costs	(32)	(41)	9
Operating profit	(16)	(25)	9

Dividends and adjustments to value of investments	99	85	14
Net financial expenses and exchange differences	(7)	(8)	1
Income before taxes	76	52	24

Positive income taxes	2	8	(6)
Net income for the year	78	60	18

Revenues mostly refer to financial, accounting, legal and tax services provided to Group companies, while other operating income includes rental income and the recharge of costs associated with services provided to subsidiaries.

2006 reflects 10 million euro in additional dividends, almost all of which received from the subsidiary Benetton Holding International N.V. S.A.

Net income for the year is 78 million euro.

Balance sheet and financial position highlights

(millions of euro)	12.31.2006	12.31.2005	Change
Working capital (A)	86	90	(4)
Net capital employed	1,275	1,242	33
Net financial indebtedness (B)	300	296	4
Shareholders'equity	975	946	29

(A) Working capital includes the book balances at the reporting date of: trade receivables less the related provision for doubtful accounts, trade payables and other operating receivables and payables (i.e. VAT receivables, sundry receivables and payables, receivables and payables with the holding company, subsidiaries and associated companies, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc).

(B) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities.

Outlook for 2007

Consolidated revenues are forecast to follow a positive trend in 2007, with the increase estimated in the range of between 6% and 8% and so in line with the Group's expected sustainable future growth. These expectations are also confirmed by the orders received for the Spring Summer 2007 collection and by the initial orders received for the Fall Winter 2007 collection, reflecting the new structure of the product range. In fact, the greater segmentation of the different collections will mean that orders will be placed more evenly over the year; nonetheless, it is already possible at this early stage in the year to forecast a positive performance for the year as a whole.

The growth in sales will be the result of a major increase in volumes and a product mix which will see growth in all sectors of the apparel segment, with double-digit growth in accessories and shirts.

A faster pace of growth is also expected in 2007 by the Group's international markets, especially the Mediterranean Area, Eastern Europe, China and India, while the positive forecasts for Italy are principally based on greater product segmentation.

EBITDA, before non-recurring items, is expected to grow by 20%, reporting a margin of more than 15% of sales.

There will be continued focus on development through investment, which should amount to between 250 and 300 million euro, most of which will be devoted to supporting growth on those international markets with the best opportunities for growth. Significant investments will also be made in the logistics and distribution center in Castrette and in a new factory in Tunisia. A large portion of the capital expenditure budget will go on the IT systems which will have to support the growth in volumes and greater segmentation of the different collections.

Net financial indebtedness is expected to rise to approximately 450 million euro as a result of this increase in capital expenditure.

Dividend proposal

At the Shareholders' Meeting, the Board of Directors will propose a gross dividend of 0.37 euro per share, up compared with 0.34 euro per share in the previous year and equal to 54.1% of Benetton Group net income. The Board indicated 30th April as coupon detachment date and 4th May as dividend payment date.

Changes to the Articles of Association

The Board will also submit for approval at the Shareholders' Meeting changes to the Articles of Association to align them with the provisions of Law 262/2005.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors